Exhibit 99.4

Reincorporation in the United States

Scheme of arrangement becomes effective

        Oxfordshire, UK—September 10, 2004: The reorganisation of Bookham Technology plc ("Bookham"), by way of a scheme of arrangement under section 425 of the Companies Act 1985, became effective earlier today. Bookham is now a wholly-owned subsidiary of Bookham, Inc.

        It is expected that the common stock of Bookham, Inc. will begin trading on the NASDAQ National Market at 9.00 a.m. (New York time) today. It is also expected that the listing of the ordinary shares of 1/3 pence each in Bookham (the "Ordinary Shares") on the Official List of the UK Listing Authority and the admission of Ordinary Shares to trading on the London Stock Exchange will be cancelled at 8.00 a.m. (London time) on 13 September 2004.

        —ends—

        For further information, please contact:

        Philip Davis or Sharon Ostaszewska +44 (0) 1235 837000